Glendale Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2021

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SEC FILE NUMBER
8-65604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Glendale Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15233 Ventura Blvd., Suite 712
(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Eric Flesche	818-907-1505	eflesche@glendalesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Paul Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Glendale Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BETTY STASZEK CHAIN
COMM. # 2308234
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. OCT. 10, 2023

Signature: [signature]

Title: CFO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Glendale Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 29, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 1,459,221
Clearing Broker Deposit (Related Party)	100,000
Inventory Deposit (Related Party)	24
Marketable Securities, at Fair Market Value	1,407,234
Investments, at Cost	202,000
Notes Receivable (Related Party)	95,000
Accounts Receivable, net	389,314
Due From Clearing Firm (Related Party)	195,012
Lease Right of Use	445,154
Rental Deposit	9,195
Total Assets	**$ 4,302,154**

Liabilities and Stockholders' Equity

Liabilities

Accounts Payable		$ 19,290
PPP Loan Payable		174,960
Commission Payable		145,999
Referral Fees Payable		4,169
Accrued Expenses		71,791
Management Fee Accrual		80,383
Lease Liability		473,499
Accrued Taxes		440,268
Total Liabilities		**$ 1,410,359**

Stockholders' Equity

Common Stock ($0 par value, 100,000 shares authorized, 18,012 shares issued and outstanding)	$ -	
Paid-in Capital	210,073	
Retained Earnings	2,681,722	2,891,795
Total Liabilities and Stockholders' Equity		**$ 4,302,154**

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Income
For the Year Ended December 31, 2021

Revenues

Commissions	$ 4,985,664
Trading	482,404
Mutual Funds	901
Services	3,719,730
Interest Income	19
Tax Refund	55,413
PPP Loan Forgiveness	173,555
Total Revenues	9,417,686

Expenses

Payroll & Related Expenses	1,023,593
Rent	110,992
Access Charges	483,107
Commissions Expenses & Payouts	1,982,653
Referral Fees	119,985
Professional fees	155,810
Telephone	23,001
Computer Fees	35,110
DTC Charges	1,623,000
Certificate Deposit Charges	31,375
Other	100,300
Ticket Charges	821,256
Insurance	98,717
Regulatory costs	301,368
Management Fees	871,626
Travel and Entertainment	30,868
Total Expenses	7,812,761
Income Before Tax Provision	1,604,925
Provision for Income Tax	446,998
Net Income	$ 1,157,927

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2021

	Common Stock Shares	Common Stock	Paid In Capital	Retained Earnings	Total
December 31, 2020	18,012	$ -	$ 210,073	$1,523,795	$1,733,868
Net Income/(Loss)				1,157,927	1,157,927
December 31, 2021	18,012	$ -	$ 210,073	$2,681,722	$2,891,795

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:

Net Income	$ 1,157,927
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
PPP Loan Forgiveness	(173,555)
Amortization of right of use asset	88,795
Changes in operating assets and liabilities:	
Accounts Receivable	(259,934)
Marketable Securities	(666,456)
Accounts Payable	(7,710)
Accrued Expenses	50,178
Referral Fees Payable	(7,761)
Commissions Payable	(1,276)
Due From Clearing Firm (Related Party)	198,080
Accrued Taxes	328,792
Repayment of Lease Liability	(71,380)
Due From Related Party	137,858
Management Fee Accrual	(81,716)
Inventory Deposit	(24)
Note Receivable	(55,000)
Net cash provided by operating activities	636,818
Net Cash Used by Investing Activities	-
Cash Flows from Financing Activities	
PPP Loan Payable	174,960
Net Cash Provided by Financing Activities	174,960
Net increase in cash	811,778
Cash at the beginning of year	647,443
Cash at end of year	$ 1,459,221

Supplemental Disclosure of Cash Flow Information
Cash Paid For:

Income Taxes	$	-
Interest Expense	$	3,427

Supplemental disclosures of non-cash transactions:
During prior year, the Company received a PPP loan, which was then fully forgiven in the amount of $173,555.

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has three locations: one in Sherman Oaks, California, one in New York, New York and one in Coeur d'Alene, Idaho.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a registered securities clearing broker and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - The Company earns commissions by referring client transactions in mutual funds, and equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Securities Inventory – Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities inventory positions are marked to market at the end of each reporting period.

Services – The Company provides Depository Trust Company (DTC) Eligibility services to issuers of securities. Services and related income and expenses are recorded when the services are performed under the terms of the underlying engagements.

Accounts Receivable – The Company uses the direct write off method when recording its Accounts Receivable and other balances receivable at net collection value.

Clearing Broker Deposit - The Company has a clearing agreement with Wilson-Davis & Co., Inc. which requires a minimum deposit of $100,000. The clearing broker deposit at December 31, 2021 was $100,000. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Fair Value Measurements on a Recurring Basis
As of December 31, 2021

	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned:				
Investments at Cost			$ 202,000	202,000
Notes Receivable at Cost			95,000	95,000
Penny Stocks		$ 1,407,234		1,407,234
Total	$	$ 1,407,234	$ 297,000	$ 1,704,234

Fair Value Measurement of Level 3 Investments

Beginning Balance at December 31, 2020	$ 242,000
Purchases	
Cash Disbursement	55,000
Unrealized Gain/Loss	-
Ending Balance at December 31, 2021	$ 297,000

Investment represents an equity investment in another entity with minimal operations to date, therefore the investment is currently held at cost. [See Note 5]

Penny Stocks are valued using the last trade on December 31, 2021, or the best bid price if there were no trades on December 31, 2021.

Note 4 – Commissions and Fees Payable

As of December 31, 2021, the Company had Commissions payable of $145,999 and Referral fees payable of $4,169, representing balances due to broker-dealers and registered representatives.

Note 5 – Related Party

Investments, at cost in the amount of $202,000 as of December 31, 2021 represent an investment in GLEN Holdings Corp. ("GHC"), which is owned by the Company, certain shareholders, and officers of the Company. GHC is a holding company principally for the purchase of a controlling interest in the Company's clearing firm, Wilson-Davis & Co., Inc. ("WDCO").

Effective January 2018, WDCO is the Company's clearing broker for customer and proprietary transactions, as set forth in Footnote 2. In addition to GHC's current and pending interests in WDCO noted above, a Company officer and shareholder is a member of WDCO's Board of Directors. As of December 31, 2021, Due from clearing firm (related party), or WDCO, amounted to $195,012 consisting of clearing transactions receivable. The clearing transactions receivable is recorded net of associated amounts payable on the Statement of Financial Condition.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6 – Provision For Income Taxes

The Company files its tax returns on an accrual basis. The current income tax expense included in the statements of income as determined in accordance with FASB ASC 740 is as follows:

	Federal	State	Local	Total
Current	$ 305,741	$ 141,137	$ 120	$ 446,998
Deferred				
Total	$ 305,741	$ 141,137	$ 120	$ 446,998

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) amended section 172(b)(1) to provide for a carryback of any net operating loss (NOL) arising in a taxable year beginning after December 31, 2017, and before January 1, 2021, to each of the five taxable years preceding the taxable year in which the loss arises (carryback period). The Company utilized the prior NOL pursuant to the CARES Act.

As required by the Income Taxes Topic of Financial Accounting Standards Board Accounting Standards Codification, deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax of such timing differences.

At December 31, 2021 there are no significant book to tax differences and thus no deferred taxes were recorded.

Note 7 – Litigation

In the normal course of business, the Company has possible exposure or may be a defendant in legal actions, claims and disputes arising out of its activities as a registered broker-dealer. While predicting the resolution of such matters is inherently difficult, the Company believes that there are no other actions or possible actions that would have a material impact on the financial statements.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,015,523 which was $865,023 in excess of its required net capital of $150,500. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1.

Note 9 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All employees are eligible to contribute immediately upon employment. The Company did not make any contributions to the plan for the year ended December 31, 2021.

Note 10 – Operating Lease

The Company entered into a six-year lease for office space under a non-cancellable operating lease, commencing September 1, 2020 and expiring November 30, 2026.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost $110,992

The Company recognized a Right of Asset of $445,154 for this lease as of December 31, 2021, and Lease Liability for $473,499.

At December 31, 2021 future minimum lease payments under this agreement were as follows:

2022	$ 85,087
2023	96,274
2024	99,643
2025	103,131
2026	97,640
Total undiscounted lease payments	481,775
Less imputed interest	(8,276)
Total lease liability	$ 473,499

Note 11 - Concentrations

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on those amounts.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12 – PPP Loan Payable

On April 17, 2020, the Company received loan proceeds in the amount of $173,555 under the Paycheck Protection Program ("PPP"). The Company used the proceeds for purposes consistent with the PPP and the loan was forgiven on May 26, 2021.

On February 8, 2021, the Company received a second loan under the Paycheck Protection Program ("PPP") in the amount of $174,960. The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") which provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan principal and accrued interest are forgivable if the borrower uses the loan proceeds for eligible purposes, such as payroll, benefits, rent and utilities. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%. The Company used the proceeds for purposes consistent with the PPP and anticipates that loan will be forgiven.

Note 13 - COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and future results of operations is not yet know, management does not believe the Company will be materially negatively impacted.

Note 14 – Subsequent Events

The Company has reviewed transactions and events from its year-end December 31, 2021 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements.

Note 15 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Glendale Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEA Rule 15c3-1
December 31, 2021

Computation of Net Capital

Total Stockholders' Equity	$ 2,891,795
Non Allowable Assets:	
Accounts Receivable	(389,314)
Rental Deposit	(9,195)
Investments	(202,000)
Notes Receivable	(95,000)
Haircuts:	
Other Securities	(38,955)
No Market	(11,846)
Limited Market	(3,816)
Blockage	(1,126,146)
Net Capital	**$ 1,015,523**
Computation of Net Capital Requirements:	
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$ 94,024
Minimum dollar net capital required	$ 150,500
Net Capital required (greater of above amounts)	$ 150,500
Excess Capital	$ 865,023
Total liabilities	1,410,359
Ratio of Aggregate indebtedness to net capital	1.39:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2021.

See report of independent registered public accounting firm

Glendale Securities, Inc.
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2021

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services for DTC eligibility and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or
Control Requirements under SEA Rule 15c3-3
As of December 31, 2021

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services for DTC eligibility and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Glendale Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Glendale Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Glendale Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glendale Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Glendale Securities, Inc. stated that Glendale Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2021 without exception, and (3) Glendale Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Glendale Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glendale Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 29, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Assertions Regarding Exemption Provisions

This is to certify that, to the best of my knowledge and belief:

Glendale Securities, Inc.is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Broker Dealer states the following:

Glendale Securities, Inc. claimed an exemption under provision 17 C.F. R. section 240. 15c3-3 (k)(2)(ii) as the company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Glendale Securities, Inc. claimed an exemption as a Non-Covered Firm for advisory services for DTC Eligibility and direct sale of mutual funds. Glendale Securities, Inc.(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ending December 31, 2021.

Glendale Securities, Inc. met the identified provisions throughout the most recent year ended December 31, 2021 without exceptions

Name of Company.

By: Eric Flesche

_Paul E. ___

Glendale Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of Glendale Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Glendale Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Glendale Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Glendale Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting the Company netted the PPP loan forgiveness of $173,555 against total revenues;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Glendale Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glendale Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 29, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com


Glendale Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

	Amount
Total assessment	$ 10,481
SIPC-6 general assessment	
Payment made on October 29, 2021	(5,919)
SIPC-7 general assessment	
Payment made on March 15, 2022	(4,562)
Total assessment balance	
(overpayment carried forward)	$ -